Neuberger Berman Management LLC 605 Third Avenue New York, NY 10158-3698 Tel 212.476.9000

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Neuberger Berman Management LLC

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(877) 461-1899

NEUBERGER BERMAN CLOSED-END FUNDS ANNOUNCE
FINAL RESULTS OF TENDER OFFERS

NEW YORK, June 5, 2009 — Neuberger Berman California Intermediate Municipal Fund Inc. (AMEX: NBW), Neuberger Berman Dividend Advantage Fund Inc. (AMEX: NDD), Neuberger Berman High Yield Strategies Fund (NYSE: NHS), Neuberger Berman Income Opportunity Fund Inc. (AMEX: NOX), Neuberger Berman Intermediate Municipal Fund Inc. (AMEX: NBH), Neuberger Berman New York Intermediate Municipal Fund Inc. (AMEX: NBO) and Neuberger Berman Real Estate Securities Income Fund Inc. (AMEX: NRO) (each, a “Fund” and collectively, the “Funds”) each announced today the final results of its tender offer.

The tender offers, which expired at 12:00 Midnight, New York City time on Friday, May 29, 2009 were, with the exception of NRO’s, oversubscribed. In accordance with the terms of each Fund’s Offer to Purchase, even if the tender offer is oversubscribed, the Fund will accept all shares properly tendered by shareholders holding fewer than 100 common shares that tendered all their shares and that provided appropriate certification as part of the tender (“odd-lot adjustment”). If the total number of shares tendered exceeds the number of shares a Fund offered to purchase, the Fund will purchase 10% of its outstanding common shares on a pro-rata basis, after making the odd-lot adjustment, based on the number of shares properly tendered, the “Pro-Ration Factor.” The final results of the tender offers are provided in the table below.

Fund	Number of Shares Tendered	Number of Tendered Shares to be Purchased	Pro-Ration Factor	Purchase Price (98% of NAV on Expiration Date)	Number of Outstanding Shares after Tender Offer
NBW	1,740,878	679,935	36.91%	$13.46	6,119,419
NDD	2,708,791	580,523	20.95%	$ 7.76	5,224,713
NOX	4,002,891	1,773,438	44.15%	$ 4.89	15,960,945
NBH	4,438,185	2,070,512	46.18%	$13.46	18,634,612
NHS	2,261,172	1,225,458	53.88%	$ 9.60	11,029,126
NBO	1,263,661	558,221	42.21%	$13.33	5,023,997
NRO	3,569,693	3,569,693	100.00%	$ 2.08	68,492,839

The Funds will purchase the common shares that they accepted for tender as promptly as practicable. Shareholders who have questions regarding the tender offers should contact their financial advisors, or should call Mellon Investor Services LLC, the information agent for the tender offers, at (866) 223-8669 or the Funds at (877) 461-1899.

About Neuberger Berman

Neuberger Berman Group LLC is one of the world’s largest private, independent employee-controlled asset management companies. As of May 29, 2009, assets under management were approximately $162 billion. Established in 1939, Neuberger Berman is a leader in providing a broad range of global investment solutions – equity, fixed income, and alternatives – to institutions and individuals through customized separately managed accounts, mutual funds and alternative investment products. For more information please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of a Fund’s investment adviser to attract or retain key employees, inability of a Fund to implement its investment strategy, inability of a Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.